Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

June 22, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jan Woo, Legal Branch Chief

Washington, D.C. 20549

RE:	Anvia Holdings Corporation
Registration Statement on Form S-1
Filed May 2, 2017
File No. 217583

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendment to the Form S-1 (originally filed May 2, 2017) for Anvia Holdings Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 25, 2017 (the “Comment Letter”) in response to the filing of a Registration Statement on Form S-1 on May 2, 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, the cover page of your Form 10-Q filed May 16, 2017 indicates that you are a shell company and you have had nominal operations, nominal assets and no revenues to date. Accordingly, please revise your prospectus cover page to disclose your status as a shell company and add a risk factor highlighting the consequences of shell company status. In this regard, discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital. If you believe you are not a shell company, provide a detailed legal analysis supporting such a conclusion in your response.

Response: In consideration of the comments received from the Staff of the Commission, the Company disagrees with the suggestion that it is still a “shell company” at the present time.

Under Rule 405, the term “shell company” means a registrant that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. In the present case, the Company is not a “shell company” within the meaning of Rule 405 for the following reasons:

First, the Company is engaging in bona fide business operations and activities by “engaging in activities conducted for the purpose of generating profits,” which include, but are not limited to, the development and commercialization of web-based technology, the “Anvia Loyalty” and “Anvia Learning” mobile applications, and other intellectual property (collectively the “Anvia Technology”), as evidenced by the introduction of the Anvia Technology into the stream of commerce, and the Company’s commercial relationships with third parties. Specifically, please be advised of certain of the Company’s activities, as provided in the Registration Statement:

●	On May 23, 2017, the Company entered in an agreement with Eurojet Australia Pty Ltd (“Eurojet”) to provide placement services, training and white card services. Please see the Service Agreement entered into by and between the Company and Eurojet filed as an exhibit to the Registration Statement.

●	On May 3, 2017 the Company launched its website, www.anvia.me.

●	On May 7, 2017, the Company entered an agreement with Egnitus Holding Pty Ltd (“Egnitus”) to design and develop its web-based technology and Android and IOS applications. Please see the Agreement by and between the Company and Egnitus filed as an exhibit to the Registration Statement.

●	On May 18, 2017, the Company launched “Anvia Loyalty” mobile application. The application is available for download from the Google Play store. The IOS version is completed and under examination by Apple Inc. and is currently pending approval for inclusion in Apple’s online mobile application marketplace.

●	On May 22, 2017, the Company was appointed by Stanley Footwear Consortium Sdn Bhd (“Stanley”) to distribute safety boots, footwear and protective tools used by tradesmen in construction environment. Please see the Appointment Letter issued by Stanley filed as an exhibit to the Registration Statement.

●	On May 30, 2017, the Company was appointed by YKGI Bhd (“YKGI”) to distribute its steel roofing products. Please see the Appointment Letter issued by YKGI filed as an exhibit to the Registration Statement.

●	On June 5, 2017, Anvia was appointed by Asteel Sdn Bhd (“Asteel”) to distribute its steel roofing products and building materials. Please see the Appointment Letter issued by Asteel filed as an exhibit to the Registration Statement.

●	On June 13, 2017 Anvia completed Learning Management System and launched its Android version of “Anvia Learning” now available for download from Google Play store.

●	On June 15, 2017 Anvia signed up for an affiliate program from Fiverr International Ltd (“Fiverr”) to promote Fiverr services to its members.

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Second, the Company’s proprietary assets, specifically including the Anvia Technology, do not consist solely of cash and cash equivalents and have certain idiosyncratic value such that they should not be considered to be mere nominal assets.

Prospectus Summary

Business, page 3

2. Please revise this section to clearly describe the current status of your business. In this regard, clarify, if true, that you have not generated any revenues to date and that you currently do not offer any products or services. Additionally, we note your statement here that you are currently developing a fully integrated learning and student management system and your statement in a risk factor on page 5 that you are developing proprietary software. Please revise to clarify the nature and status of your developmental efforts.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to clearly describe the current status of our business as well as the development of our proprietary software. Specifically, please refer to the Company’s response to Comment #1 herein for additional details as to the current status of the Company’s business and the development of the Anvia Technology.

Risk Factors

3. In your Form 10-K filed April 11, 2017, you disclose that your management concluded that your internal control over financial reporting was not effective as of December 31, 2016. Please revise to include a risk factor that discusses resulting risks.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to include a risk factor that discusses resulting risks from management’s conclusion that our internal control over financial reporting was not effective as of December 31, 2016.

4. Please clarify whether either Mr. Kasa or Mr. Badurik resides outside of the United States. If either resides outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Kasa or Mr. Badurik or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Kasa or Mr. Badurik.

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Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures has been revised to add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Kasa or Mr. Badurik or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Kasa or Mr. Badurik.

The Company’s officers and directors beneficially own a majority…, page 6

5. This risk factor and the risk factor that follows it discuss Mr. Kasa’s and Mr. Baudrik’s control over the company. Please revise these risk factors to disclose Mr. Kasa’s and Mr. Baudrik’s total voting power.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures has been revised to add a risk factor disclosing Mr. Kasa’s and Mr. Baudrik’s total voting power.

Costs incurred because the Company is a public company…, page 7

6. We note that you incur significant legal, accounting and other expenses as a public company. Please revise to provide an estimate of these costs.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures has been revised to provide an estimate of its legal, accounting and other expenses as a public company.

Description of Securities

Preferred Stock, page 10

7. You disclose here and elsewhere that the company shall not adopt any amendments to the company’s bylaws or certificate of incorporation without the affirmative vote of at least 60% of the outstanding shares of Series A Preferred Stock. Please tell us the governing document and the corresponding section of such document that grants the holders of your Series A Preferred Stock these voting rights and file this document as an exhibit to your registration statement. Additionally, please reconcile this disclosure with the statement on page F-8 that states that you “amended [your] bylaws to prohibit making any changes to the Series A designation without the affirmative vote of at least 66 2/3% of the outstanding shares of Series A.”

Response: In consideration of the comments received from the Staff of the Commission, please refer to the Company’s Current Report on Form 8-K filed on March 17, 2017. The Company’s Series A Preferred Stock Certificate of Designation, filed with the Secretary of State of Delaware was filed as Exhibit 3.1. Please refer to Section 2 of the Certificate of Designation for the provision granting its holders the referenced voting rights. Further, our disclosures have been revised to correct our referenced statements on page F-8 to reflect the rights conferred in the Series A Preferred Stock Certificate of Designation.

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The Business and Business Plan

Products/Services

The Anvia Mobile Application

Resource center and digital library, page 13

8. We note that you have partnered with Unity Systems to offer a knowledge base of practice tips and self-help guides. Please revise to further describe this partnership and disclose the materials terms of any agreement with Unity Systems.

Response: The disclosure related to “Unity Systems” was in error; the entity to be identified in its disclosures is Overdrive Inc. (“Overdrive”). The Company does not have any specific agreements in place with Overdrive, but rather, has developed the software underlying its Anvia Technology to be integrated into and compatible with Overdrive’s digital library platform. Such software integration enables the Company’s learning management application to be pre-integrated with Overdrive’s platform to allow the Company to partner with national and private libraries who are similarly integrated with Overdrive’s platform. In consideration of the comment received from the Staff of the Commission, the Company has revised its disclosures to describe its relationship to Overdrive as provided herein.

Proposed Acquisition, page 17

9. We note that you have entered into a non-binding preliminary agreement to acquire a 51% equity stake in All Crescent for $200,000. Provide us with your analysis to determine whether this proposed acquisition is considered probable and therefore, financial statements should be included in your filing. Refer to Rule 8-04 of Regulation S-X and Codification of Financial Reporting Policies, Section 506.02(c)(ii). Your disclosure should also indicate your ability to finance this acquisition. Your disclosure should also clearly indicate the status and the remaining steps to complete the proposed acquisition including any the difficulties you will need to overcome. In this regard, we note you have a cash balance of zero at December 31, 2016 and you will not receive any proceeds from this offering as noted on page 4. This agreement should also be disclosed as a subsequent event in your Note 6. In addition, tell us why you have not filed a Form 8-K to announce this proposed acquisition.

Response: In consideration of the comments received from the Staff of the Commission, the Company has determined that the proposed acquisition of an equity stake in All Crescent should not be considered probable since the term sheet memorializing the proposed acquisition is non-binding and no binding, definitive agreements in connection with the proposed acquisition have yet to be agreed upon. Accordingly, the financial statements for this acquisition have not been disclosed in our filing, but will be disclosed once binding, definitive agreements are agreed upon. In addition, the Company has not filed a Form 8-K announcing this proposed acquisition since the term sheet memorializing the proposed acquisition is non-binding and no binding, definitive agreements in connection with the proposed acquisition have yet to be agreed upon.

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Further, our disclosures have been revised to indicate our ability to finance this acquisition and to indicate the status and the remaining steps to complete the proposed acquisition, including any difficulties we will need to overcome. This agreement has also been disclosed as a subsequent event in our financial statements.

The Company

Agreement with Tiber Creek Corporation, page 19

10. We note that you entered into an agreement with Tiber Creek Corporation, an entity controlled by James Cassidy. Since Mr. Cassidy is identified as a promoter of your company and appears to be an affiliate, please file this agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In consideration of the comments received from the Staff of the Commission, the Company has filed a copy of the agreement with Tiber Creek Corporation as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 26

11. Your beneficial ownership table shows the number of shares of common stock and Series A Preferred Stock held by each of your principal shareholders and officers and directors. Please revise to disclose the percentage of voting power held by each of the shareholders listed on the table as well as a description of the voting rights associated with your Series A Preferred Stock.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to conform to disclose the percentage of voting power held by each of the shareholders listed on the table as well as a description of the voting rights associated with our Series A Preferred Stock.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-8

12. Your disclosure indicates that on January 10, 2017, you effected a change in control and cancelled an aggregate of 19,500,000 shares. Clarify your disclosure to indicate whether any consideration was paid out or will be paid out as a result of the cancellation of these shares. Further clarify if any other consideration was paid out to the former executives of the Company that resigned as a result of the change in control.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to indicate that (1) no consideration was paid out or will be paid out as a result of the cancellation of these shares; and that (2) other than as described in the agreement with Tiber Creek Corporation, no other consideration was paid out to the former executives of the Company that resigned as a result of the change in control.

Item 16. Exhibits and Financial Statement Schedules

Exhibits 3.1 and 3.2

13. We note that you incorporate by reference your certificate of incorporation and by-laws from your Form 10-12G filing. Your statements on pages 10 and F-8 suggest that you have amended both documents since the filing of your Form 10-12G. Please file your amended certificate of incorporation and by-laws, or advise.

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Response: In consideration of the comments received from the Staff of the Commission, the Company has filed our amended certificate of incorporation and bylaws.

Signatures

14. We note that Messrs. Kasa and Badurik signed the registration statement in their capacity as directors. Form S-1 also requires the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer. Please revise to disclose the individuals who signed the registration statement in the above capacities. If either Messrs. Kasa or Badurik signed in any of these capacities, please revise to clarify this. See Instructions 1 and 2 to Signatures of Form S-1.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to clarify that Mr. Kasa has signed in his capacity as the principal executive officer, principal financial officer and principal accounting officer of the Company.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In consideration of the comments received from the Staff of the Commission, currently, there are no written communications that have been presented to potential investors in reliance on Section (d) of the Securities Act.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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